Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	Year ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except ratios)
Earnings
Income before income taxes	$102,621	$103,136	$88,724	$107,822	$85,579
Add: Fixed changes as below	68,852	70,946	69,406	64,937	63,527
Total	$171,473	$174,082	$158,130	$149,106	$149,106

Fixed Charges:
Interest charges	$66,859	$65,826	$67,760	$63,952	$56,942
Interest on rent expense	746	670	608	687	6,338
Capitalized interest and allowance for funds used during construction	1,247	4,450	1,038	298	247
Total	$68,852	$70,946	$69,406	$63,527	$63,527

Ratio of earnings to fixed charges	2.49	2.45	2.28	2.66	2.35